Exhibit 15

The Growth eREITTM

Performance Analysis1

Overview: workforce housing + low cost basis + long-term fixed financing = stable current cash flow with long-term appreciation potential

In 2016, Fundrise Equity REIT, LLC (the “Growth eREIT™”) executed on its strategy of focusing on the acquisition of Class B multifamily properties, by closing on six cash-flowing apartment building assets across the country. The Growth eREITTM is now poised to capitalize both on the long-term structural supply barriers and demographic trends in the market.

We believe these factors have positioned the Growth eREITTM to earn an attractive risk-adjusted base return with the potential for a significant upside return depending on future events.

* Past performance is not indicative of future results. Various factors may result in these projections no longer being accurate in the future. This information should be used for informational purposes only. Projection assumes dividends reinvested. See exhibit for assumptions.

Based on the current performance of its assets, the Growth eREITTM‘s conservative projected return going forward includes an approximately 8% annualized dividend and a 1.9x to 2.3x equity multiple over the anticipated term of the Growth eREITTM.

1 Please read carefully the disclaimers contained on page 9, including disclaimers regarding forward-looking statements, among others.

Asset Name	# of Units	Total Cost Basis	5-Year Average Annual Cash Flow*	Projected Profit at Sale*
Jacksonville, FL Apartments - Reserve at Mandarin	520	$42,700,000	8%	130% - 180%
Jacksonville, FL Apartments - Palms at Beacon Pointe	159	$13,200,000	8%	128% – 178%
Richland, WA Apartments - The Villas at Meadow Springs	286	$39,480,000	12%	105% - 150%
Northern VA Apartments - Sacramento Square	216	$42,791,723	6%	62% - 98%
Northern VA Apartments - Canterbury Square	76	$11,064,894	7%	80% - 120%
Northern VA Apartments - Lancaster Mill	138	$23,291,615	7%	66% - 102%
	1,395	$172,528,232	8%	92% - 135%

* Annual cash flow received by the investor is net of all fees. Past performance is not indicative of future results. Various factors may result in these projections no longer being accurate in the future. This information should be used for informational purposes only. Projection assumes dividends reinvested. See exhibit for assumptions regarding anticipated annual cash flow and projected profit at sale.

STRATEGY & OBJECTIVE

The Growth eREIT’s™ strategy is based on three core principles:

1.	Low Cost Basis - “Value Investing”: The Growth eREITTM seeks to acquire properties below their replacement cost. In other words, the price that the Growth eREITTM pays for each of its investments (i.e., the “cost basis”) is less than what it would cost someone else to build a similar property in the same location today (i.e., the “replacement cost”).

2.	Long-term, Fixed-Rate Debt: Interest rates on loans for acquiring apartment buildings are at historic lows. By securing long-term, fixed rate debt today, the Growth eREITTM is able to maximize consistent cash-flow while also reducing volatility over the term of the investment.

3.	Demand for Low-to-Moderate Cost Housing: There is a growing population in need of affordably-priced rentals, often called “workforce housing,” but only a fixed amount of older buildings serving this middle-income cohort. New apartments are so expensive to build that developers must focus on catering to higher-income residents, meaning affordably priced units face little-to-no new-build competition. Although existing assets may enter this market through depreciation, this fails to keep pace with demand. Moreover, workforce housing continues to diminish through renovations and conversions to alternative property types.

The Growth eREIT™ aims to (i) pay current dividends on a quarterly basis and (ii) achieve higher returns at the end of the investment. However, there can be no assurance that the Growth eREITTM will be able to achieve either of these goals.

1) VALUE INVESTING - BASIS AND BARRIERS TO ENTRY

We believe that the Growth eREIT’sTM low acquisition costs relative to replacement costs will be critical to its long-term performance. The cost to build new, competitive supply exceeds what the Growth eREITTM has paid to acquire its assets. Since construction costs are ultimately passed on to tenants in the form of higher rents, we believe developers of new properties are unlikely to be able to undercut rents at Growth eREITTM-held assets.

Asset Name	Total $ Basis / Unit	Estimated Replacement Cost / Unit*	Discount to Replacement Cost
Reserve at Mandarin	$82,115	$105,462	22.1%
Palms at Beacon Pointe	$83,019	$121,509	31.7%
The Villas at Meadow Springs	$138,042	$140,000	1.4%
Sacramento Square	$198,110	$252,000	21.4%
Canterbury Square	$145,591	$198,947	26.8%
Lancaster Mill	$168,780	$240,000	29.7%
	$123,676	$155,464	20.6%

* Based on the total development costs to build a comparable building. See exhibit for assumptions on estimated replacement cost.

According to Green Street Advisors, a leading REIT research firm, it costs AvalonBay Communities, one of the country’s largest apartment developers, $340,000 per unit to construct a new apartment complex. To justify this cost, average monthly rent must top $2,900 per unit. The much lower rents paid by middle-income tenants are thereby generally insufficient to incentivize developers to construct new Class B/C, or workforce-targeted, multifamily apartments.

In addition to minimal new supply, the renovation and conversion of existing Class B/C multifamily rental units into Class A has put further downward pressure on the total inventory available to low- and middle-income tenants. Research by Reis, which tracks commercial real estate, found that the supply of less expensive apartments, excluding rent-regulated units, has decreased 1.6% since 2002. Over that time, high-end apartment inventory has increased 31%.

According to data from CoStar, rent growth of high-end multifamily assets over the past year fell short of rent growth of workforce housing by more than a full percentage point. In the markets where the Growth eREITTM has invested for which CoStar provides data, that positive spread averaged close to two percentage points. Put simply, we believe workforce housing supply is shrinking and demand is steady, resulting in outsized rent growth and long-term appreciation potential.

With the majority of new construction focused on Class A, existing Class B/C multifamily rental assets are expected to face little to no competition from new product. Rent trends demonstrate that the depreciation of existing assets has proven an insufficient counterweight to growing demand and the removal of inventory through renovations and conversions.

2) LONG-TERM, FIXED-RATE DEBT

Interest rates have been at historic lows for the past seven years. The Growth eREIT™ secured fixed rate debt when interest rates bottomed between May and September 2016, thereby locking in an attractive average interest rate that supports strong current cash flow.

Generally speaking, long-term, fixed-rate debt significantly lowers risk and improves the stability of real estate investments. The Growth eREIT™ acquired properties at a wide price spread in order to leverage low, fixed interest rates, thereby allowing demographic and inflation trends to drive appreciation. With a weighted-average loan term of 9.3 years, we believe the Growth eREIT’sTM portfolio is well insulated from potential market volatility.

Asset Name	Loan to Cost (LTC)*	Term of Loan	Fixed Rate
Reserve at Mandarin	63.2%	12 Years	4.21%
Palms at Beacon Pointe	62.5%	12 Years	4.21%
The Villas at Meadow Springs	76.2%	10 Years	3.87%
Sacramento Square	65.4%	7 Years	3.50%
Canterbury Square	65.1%	7 Years	3.50%
Lancaster Mill	63.5%	7 Years	3.50%
	66.9%	9.3 Years	3.81%

* Loan-to-cost ratio (LTC) is the approximate amount of the total debt on the asset, divided by the total capitalized cost of the project.

This is expected to be particularly impactful given the shifting interest rate environment. The Federal Reserve raised rates by 25 basis points late last year, and has indicated that it will likely implement more rate hikes in 2017. By securing low rates, we believe the Growth eREIT™ should be relatively protected from these shifts and their potential impact on cash flows. Moreover, since the Growth eREIT™ is non-traded, we expect investors may benefit from the relative price stability of its shares. Comparatively, traditional public REITs typically demonstrate high volatility due to interest rate fluctuations.

3) DEMAND FOR WORKFORCE HOUSING - DEMOGRAPHIC TRENDS

Demand for apartments has been rising rapidly across the country. According to a paper published by the Joint Center for Housing Studies at Harvard University, the increase in renter households from 2005-2015 was greater than from 1995-2005 in nearly every age bracket. Census data from the 2015 American Community Survey (ACS) highlights the growing ranks of renters in markets where the Growth eREITTM has invested:

The ACS data also shows that renter household formation in these markets has been robust across generations. Stagnant wages, student loan debt, and delayed coupling have led to strong rental demand among both Millennials and young Gen X-ers. Meanwhile, Baby Boomers are increasingly demonstrating a preference to rent, due to convenience and other factors. We believe the Growth eREIT’sTM exposure to multifamily assets positions it to benefit from these trends.

Class B/C multifamily product also offers investors an implicit hedge against a recession. Even in worst-case scenarios—a recession hits prior to our target liquidation date, etc.—the Growth eREIT™ assets could benefit as prospective homebuyers get pushed into the rental market and Class A renters get pushed into the lower quality tiers.

Conclusions

Since the Growth eREIT™ launched in early 2016, the need for affordably priced rental housing has even increased. Rising labor costs have driven up construction pricing, emphasizing the value of purchasing below replacement cost, while low, fixed interest rates have insulated the portfolio from rising benchmark rates. Given these factors, we believe the Growth eREIT™ is well positioned to continue and expand on its initial success for the duration of the hold, and that the Growth eREIT™ has laid the fundamentals for a compelling risk-adjusted return now with high current dividends and the potential for upside at sale.

About Fundrise

About Fundrise: Founded in 2010, Fundrise is an online investment technology company built to provide a simple, low-cost alternative for individuals to earn a better, more stable return on their investments. We believe technology powered investment is a more efficient mechanism than the conventional financial system to invest in real estate. Enabled by our proprietary technology, we aggregate thousands of individuals from across the country to create the scale of an institutional investor without the high fees and overhead typical of the old-fashioned investment business. Individuals can invest through Fundrise at ultralow costs to potentially earn attractive risk-adjusted returns from private asset classes that have generally been closed to them. For more information, please visit: https://fundrise.com.

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Disclaimers

Certain statements in this white paper are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this white paper.

The forward-looking statements included in this offering circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

This information does not constitute an offer to sell nor a solicitation of an offer to buy securities. The information contained herein is not investment advice and does not constitute a recommendation to buy or sell any security or that any transaction is suitable for any specific purposes or any specific person and is provided for information purposes only. Each investor should always carefully consider investments in any security and be comfortable with his/her understanding of the investment, including through consultation with investment and tax professionals.

Fundrise Equity REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors; for a fuller description of the risks associated with this offering, please see the Risk Factors section of its Offering Circular at fundrise.com/oc. While Fundrise Equity REIT, LLC’s objective is to deliver returns through long-term appreciation, there can be no guarantee that it will achieve this objective or that it will be profitable.

Exhibit A - Assumptions

Projected returns are based on actual current performance of properties, as of December 31, 2016, plus certain forward looking assumptions as described below. For the base case projections, the following assumptions were made:

Asset Name	Total Renovation Hard Cost per Unit	Average Increase to Monthly Rent from Renovation	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Other Income Growth	Average Annual Expense Growth
Reserve at Mandarin	$9,403	$80	7.00%	3.00%	2.00%	3.00%
Palms at Beacon Pointe	$8,985	$70	7.00%	3.00%	2.00%	3.00%
The Villas at Meadow Springs	$2,000	$0	8.00%	2.00%	2.00%	2.00%
Sacramento	$18,214	$145	5.50%	2.79%	2.00%	2.50%
Canterbury Square	$11,064	$150	5.00%	2.79%	2.00%	2.50%
Lancaster	$17,464	$95	4.50%	2.79%	2.00%	2.50%
	$12,010	$92	6.17%	2.72%	2.00%	2.56%

Improvements are currently underway across all properties. Total renovation costs were fully funded at closing for Reserve at Mandarin, Palms at Beacon Pointe, and The Villas at Meadow Springs. Renovation costs for Sacramento, Canterbury Square, and Lancaster were partially funded at closing, with subsequent equity draws forecasted to meet the total renovation budget. In the base case, average renovation rent increases are empirically derived from i) historic performance of subject property units that have been fully renovated and leased, and/or ii) comparable property renovated unit types within the submarket. Stabilized economic vacancy, annual rent and expense growth are consistent with PwC Real Estate Investor Survey Q3 2016. Exit capitalization rates range from 6.25% to 7.5% with a weighted average capitalization rate of 6.54%, approximately 50bps premium to, or margin of safety against, the as-stabilized, third-party appraisals ordered by lender at closing. Hold periods are assumed to be 10-years for Reserve at Mandarin, Palms at Beacon Pointe, and The Villas at Meadow Springs. Hold periods are assumed to be 7-years for Sacramento, Canterbury Square, and Lancaster. The upside projections are derived from each property’s real estate operating partner’s projections, which are based on growth and other assumptions that are on average a 26% premium to the conservative case projections, which delta is primarily driven by annual rent growth, renovated rent increases, expense growth, exit capitalization rates, and replacement reserves.

Asset Name	Total $ / Unit Basis	Estimated Replacement Cost / Unit
Reserve at Mandarin	$82,115	$105,462	Appraisal Base Improvement Cost ($31.8M) + $9M land value (Loopnet Comps avg. $5.68/SF) + Renovation Hard Costs ($4.9M)
Palms at Beacon Pointe	$83,019	$121,509	Appraisal Base Improvement Cost ($11.7M) + $3M land value (Loopnet Comps avg. $5.68/SF) + Renovation Hard Costs ($1.4M)
The Villas at Meadow Springs	$138,042	$140,000	Conversation w/ local developer (Evergreen) indicating they expect $140-$145K/unit in Richland including profit.
Sacramento	$198,110	$252,000	Estimated Cost for Garden Development - $180/unit construction cost + $30k/unit land value (Insight Property Group)
Canterbury Square	$145,591	$198,947	Appraisal Base Improvement Cost ($5.6mm) + $7M land value (Loopnet Comps/acre $1.7M)
Lancaster	$168,780	$240,000	Estimated Cost for Garden Development - $180/unit construction cost + $20k/unit land value (Insight Property Group)
	$123,236	$155,464